United States securities and exchange commission logo





                       July 16, 2020

       Jilliene Helman
       Chief Executive Officer
       MogulREIT I, LLC
       10573 W Pico Blvd
       PMB #603
       Los Angeles, CA 90064

                                                        Re: MogulREIT I, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed on June 19,
2020
                                                            File No. 024-10840

       Dear Ms. Helman:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Lauren Prevost